UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 2 of 5 Pages
          ----------                                                --   --



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Carol J. Barnett


2        Check the Appropriate Box if a Member of a Group

                                                                     (a) |_|

                                                                     (b) |_|

3        SEC Use Only



4        Citizenship or Place of Organization

         United States


Number of
Shares            5     Sole Voting Power               43,152,928
Beneficially
Owned By          6     Shared Voting Power              5,529,594
Each
Reporting         7     Sole Dispositive Power          43,152,928
Person
With:             8     Shared Dispositive Power         5,529,594


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         48,682,522

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares    |X|

         The Aggregate Amount in Row (9) excludes certain shares beneficially owned by Carol J. Barnett's husband, Hoyt R. Barnett, as to which Carol J. Barnett disclaims beneficial ownership.

11       Percent of Class Represented by Amount in Row (9)

         5.8%

12       Type of Reporting Person

         IN

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 3 of 5 Pages
          ----------                                                --   --

Item 1(a).        Name of Issuer:

                  Publix Super Markets, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3300 Publix Corporate Parkway, Lakeland, FL  33811

Item 2(a).        Name of Person Filing:

                  Carol J. Barnett

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3300 Publix Corporate Parkway, Lakeland, FL  33811

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, Par Value $1.00 Per Share

Item 2(e).        CUSIP Number:

                  None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

                  None

Item 4.  Ownership
------------------

         Information regarding ownership of common stock of the issuer:

         (a) Amount beneficially owned: 48,682,522

         (b) Percent of class: 5.8%

         (c) Number of shares as to which such person has:

            (i)       Sole power to vote or to direct the vote:  43,152,928

            (ii)      Shared power to vote or to direct the vote:  5,529,594

            (iii)     Sole power to dispose or to direct the disposition of:
                      43,152,928

            (iv)      Shared power to dispose or to direct the disposition of:
                      5,529,594

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 4 of 5 Pages
          ----------                                                --   --

         As of December 31, 2006, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 48,682,522 shares of the Company's common stock, or approximately 5.8% of the total outstanding shares of the Company's common stock. Changes that occurred prior to such date and since the filing of the twelfth amendment to the initial statement are reflected on Schedule 1 attached hereto.

         On February 2, 2006, the Carol J. Barnett Irrevocable 2005 Trust and the Barnett Family Limited Partnership Irrevocable 2005 Trust automatically terminated under the terms of each trust. On the same date, the respective trustees distributed 8,682,485 shares of the Company's common stock from the Carol J. Barnett Irrevocable 2005 Trust to Carol J. Barnett individually and 1,115,400 shares of the Company's common stock from the Barnett Family Limited Partnership Irrevocable 2005 Trust to the Barnett Family Limited Partnership.

         On April 18, 2006, the Company's stockholders approved an increase in the number of authorized shares of common stock from 300 million shares to 1 billion shares to allow for a 5-for-1 stock split effective July 1, 2006. The number of shares reported have been adjusted for the 5-for-1 stock split.

         On June 15, 2000, for personal planning reasons, Carol J. Barnett created the Carol Jenkins Barnett Family Revocable Trust (the "Carol Jenkins Barnett Trust"). On August 28, 2006, Carol J. Barnett as trustee of the Carol Jenkins Barnett Trust transferred 43,139,042 shares of the Company's common stock held directly in her individual name to the Carol Jenkins Barnett Trust. Carol J. Barnett holds the sole voting and dispositive powers with respect to the shares held in the trust.

         Wesley R. Barnett, son of Carol J. Barnett, resides in the household of Carol J. Barnett. On December 29, 2006, Wesley R. Barnett received a distribution of 9,852 shares of the Company's common stock from an irrevocable trust for which he is the beneficiary. Accordingly, pursuant to Rule 13d-3(a) under the Act, Carol J. Barnett beneficially owns these shares and for this reason is shown as having shared voting and dispositive powers.


Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

         Income and other earnings of the Barnett Family Limited Partnership (the "Partnership") (including that derived from dividends paid on the Company's common stock and proceeds from any sales thereof) may be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership. Any dividends paid on, and any proceeds from the sale of, the Company's common stock held by Carol J. Barnett as custodian for minor children may be distributed to or otherwise used for the benefit of such children. Any dividends paid on, and proceeds from the sale of, the Company's common stock held by Wesley R. Barnett and beneficially owned by Carol J. Barnett will be used for the benefit of Wesley R. Barnett.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or Control
         -------------------------------------------------------------------
         Person
         ------

         Not applicable.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 5 of 5 Pages
          ----------                                                --   --

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

         Not applicable.

Item 10. Certification
----------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2007


                                             /s/ Carol J. Barnett
                                             --------------------
                                             Carol J. Barnett

                                   Schedule 1


                        Shares Owned by Carol J. Barnett


           Shares       Shares           Price              Description
Date      Acquired    Disposed of    (if applicable)      of Transaction
------    --------    -----------    --------------       --------------
Jul-06   39,203,628                                   Additional shares from
                                                      5-for-1 stock split

Aug-06                   57,258                       Distribution from Barnett
                                                      Family Limited Partnership

Aug-06                  273,383                       Gift

Dec-06                    1,224                       Gift

Dec-06        9,852                                   Acquired by son from trust